EXHIBIT 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
LoJack Corporation:
We consent to the incorporation by reference in the Registration Statement Nos. 333-43670, 333-111293, 333-151044, 333-160855, and 333-182398 each on Form S-8 of LoJack Corporation, of our report dated March 10, 2014, with respect to the consolidated balance sheets of LoJack Corporation and subsidiaries as of December 31, 2013 and December 31, 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of LoJack Corporation.
/s/    KPMG LLP
Boston, Massachusetts
March 10, 2014